FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	April 8, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Encantada Achieves Commercial Production

First Majestic Silver Corp. (the “Company”) is pleased to announce that the Company’s new 3,500 tpd cyanidation plant at its La Encantada Silver Mine in Coahuila, Mexico has reached commercial production effective April 1st, 2010.

The throughput since April 1st has averaged 2,600 tpd while the average throughput for the month of March was 1450 tpd. Full capacity at 3,500 tpd is expected to be reached in May 2010 resulting in production at an annualized rate of over 4 million ounces of silver doré bars per year. The new plant is now 98% complete with the only item remaining being the delivery and installation of the ‘Induction Furnaces’.

The completion of this new world-class cyanidation plant is beginning to have a significant impact on the Company’s production growth. The Company plans to release its first quarter production results on April 12, 2010.

This plant is currently producing silver precipitates which are being shipped regularly to the smelter until the new induction furnaces are installed later this quarter. Once these furnaces are operating, the Company will be producing its own doré bars which will further reduce third party smelting and refining charges.

The last major items installed in the first quarter were the tailings filter-presses which are allowing for the recirculation of 84% of the water circulating in the system. These filters are some of the latest mining technologies available resulting in First Majestic setting an important standard for sustainable operational practices. The plant is using much less water than originally expected and much less than a traditional operation of this type. This state-of-art process is also opening the possibility for immediate reclamation of permanent rejuvenated open space.

The use of this filter press technology will play a central role in achieving superior operational performance in the areas of water use, cyanide use, land use and environmental impact. These three large, heavy duty, 2m x 2m automatic filter presses are dewatering the tailings to 16% moisture levels resulting in substantial savings in pumping, cyanide consumption and power generation. Additionally, the remaining tailings cake is being dry-stacked which eliminates the need for conventional tailings ponds and promotes ongoing reclamation and re-vegetation of the area.

Ongoing daily improvements are underway and being focused in the areas of daily tonnage, recoveries, quality of precipitate production and other plant optimizations.

Ramon Davila, Chief Operating Officer, stated; “To have a plant of this size deemed commercial within five months of being inaugurated is an impressive achievement and something our team deserves a lot of credit for. These are exciting times for First Majestic”.

In addition to the completion of the new cyanidation plant, the Company also invested in improving the old flotation plant by installing several new flotation cells and ancillary equipment. Improvements in recoveries resulted immediately and will be evident in future production and financial results going forward.

Keith Neumeyer, CEO & President stated; “As this major milestone comes to its completion, this will result in our production of silver exceeding 6 million ounces this year and we can now look forward to other exciting challenges ahead. Congratulations should go out to all of our management, staff and construction crew for their professionalism and commitment to our growth strategy. This team is now readying itself for our next stage of expansion. Stay tuned.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.